BAYTEX ENERGY CORP.

Information Circular - Proxy Statement
for the Annual Meeting to be held on May 17, 2011

BACKGROUND INFORMATION

At year-end 2010, Baytex Energy Trust (the "Trust") completed a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) pursuant to which it converted its legal structure from an income trust to a corporation (the "Corporate Conversion").  Pursuant to the Corporate Conversion: (i) on December 31, 2010, holders of trust units of the Trust exchanged their trust units for our common shares on a one-for-one basis; and (ii) on January 1, 2011, the Trust was dissolved and terminated, with the result that we became the successor to the Trust.  We operate under the name "Baytex Energy Corp." and, together with our subsidiaries, own, directly or indirectly, the same assets owned by the Trust and its subsidiaries immediately prior to the Corporate Conversion.  In this information circular - proxy statement, references to "Baytex", "we", "us" and "our" refer to Baytex Energy Corp.

Pursuant to the Corporate Conversion, the issued and outstanding trust units of the Trust were ultimately exchanged for our common shares on a one-for-one basis.  In addition, as part of the Corporate Conversion, all outstanding rights to acquire trust units (the "Trust Incentive Rights") granted under the Trust Unit Rights Incentive Plan of the Trust (the "Trust Incentive Plan") were exchanged for equivalent rights to acquire our common shares (the "Share Incentive Rights").  The Share Incentive Rights are subject to the terms of our Common Share Rights Incentive Plan (the "Share Incentive Plan"), which is substantially similar to the Trust Incentive Plan.  For a description of the Share Incentive Plan, see "Executive Compensation – Common Share Rights Incentive Plan".

In connection with the Corporate Conversion, on January 1, 2011 we adopted a new form of long-term incentive plan to replace the Share Incentive Plan as our primary long-term incentive program.  As a result, no new Share Incentive Rights will be granted under the Share Incentive Plan but it will remain in place until such time as all outstanding Share Incentive Rights have been exercised or expired.  For a description of our new long-term incentive plan, see "Executive Compensation – Share Award Incentive Plan".

In this information circular - proxy statement, references to (i) our common shares for periods prior to January 1, 2011 are deemed to be references to the trust units of the Trust, (ii) our Share Incentive Plan for periods prior to January 1, 2011 is deemed to be a reference to the Trust Incentive Plan, (iii) our Share Incentive Rights for periods prior to January 1, 2011 are deemed to be references to Trust Incentive Rights, (iv) our Board for periods prior to January 1, 2011 is deemed to be a reference to the board of directors of Baytex Energy Ltd. ("Baytex Energy"), the former administrator of the Trust, and (v) dividends on common shares for periods prior to January 1, 2011 are deemed to be references to distributions on trust units of the Trust.

SOLICITATION OF PROXIES

This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at the annual meeting of the shareholders of Baytex Energy Corp. to be held at 3:00 p.m. (Calgary time) on Tuesday, May 17, 2011 in the Devonian Room of the Calgary Petroleum Club, located at 319 – 5th Avenue S.W., Calgary, Alberta and at any adjournment thereof.

Forms of proxy must be deposited with Valiant Trust Company (by mail or courier at Suite 600, 750 Cambie Street, Vancouver, British Columbia, V6B 0A2 or by fax at (604) 681-3067) not less than 48 hours before the time for holding the meeting or any adjournment thereof.  Only shareholders of record at the close of business on March 28, 2011 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are our officers.  As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting.  To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name.  Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting.  If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records.  Such common shares will likely be registered under the name of your broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms.  Common shares held by your broker or their nominee can only be voted upon your instructions.  Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting.  Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting.  Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders.  However, its purpose is limited to instructing the registered shareholder how to vote on your behalf.  The majority of brokers now delegate responsibility for obtaining instructions from clients to a mailing/tabulating agent who mails a scannable voting instruction form in lieu of the form of proxy.  You are asked to complete and return the voting instruction form to them by mail or facsimile.  Alternatively, you can use their website or call their toll-free telephone number to instruct them how to vote your shares.  They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting.  If you receive a voting instruction form from a mailing/tabulating agent, it cannot be used as a proxy to vote shares directly at the meeting as it must be returned to the mailing/tabulating agent well in advance of the meeting in order to have the shares voted.

REVOCABILITY OF PROXY

You may revoke your proxy at any time prior to a vote.  If you or the person you give your proxy attends personally at the meeting, you or such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.  To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of our management.  We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual meeting and this information circular - proxy statement.  In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by  our directors, officers and employees who will not be remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting.  Where you specify a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specification so made.  If you do not provide instructions, your shares will be voted in favour of the matters to be acted upon as set out herein.  The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof.  At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of common shares without nominal or par value.  As at March 28, 2011, there were 115,163,102 common shares issued and outstanding.  As a holder of common shares you are entitled to one vote for each share you own.

When any common share is held jointly by several persons, any one of them may vote at the meeting in person or by proxy in respect of such share, but if more than one of them are present at the meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of shareholders maintained by Valiant Trust Company is entitled to cast such vote.

As at March 1, 2011, our directors and officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 1,626,691 common shares or approximately 1.4% of the issued and outstanding common shares (and the votes entitled to be cast at the meeting). To the knowledge of our directors and officers, as at March 28, 2011, no person or company, beneficially owned, or controlled or directed, directly or indirectly, common shares entitled to more than 10% of the votes which may be cast at the meeting.

QUORUM FOR MEETING

At the meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than twenty-five percent (25%) of the outstanding common shares. If a quorum is not present at the meeting within one half hour after the time fixed for the holding of the meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the chairman of the meeting. At such meeting, the shareholders present either personally or by proxy shall form a quorum.

APPROVAL REQUIREMENTS

All of the matters to be considered at the meeting are ordinary resolutions requiring approval by more than fifty percent of the votes cast in respect of the resolution by or on behalf of shareholders present.

MATTERS TO BE ACTED UPON AT THE MEETING

Fixing the Number of Directors of Baytex

The articles of Baytex provide for a minimum of three directors and a maximum of twelve directors.  The by-laws of Baytex provide that the number of directors shall be fixed from time to time by the shareholders.  There are currently eight directors on our board of directors (the "Board").  At the meeting, it is proposed that the number of directors of Baytex to be elected to hold office until the next annual meeting or until their successors are elected or appointed be set at eight (8).  Unless otherwise directed, it is the intention of management to vote proxies in favour of setting the number of directors to be elected at eight (8).

Election of Directors of Baytex

The eight (8) nominees proposed  for election as directors of Baytex are as follows:

John A. Brussa	R.E.T. (Rusty) Goepel
Raymond T. Chan	Anthony W. Marino
Edward Chwyl	Gregory K. Melchin
Naveen Dargan	Dale O. Shwed

Voting for the election of directors will be conducted on an individual, and not slate, basis.  Management of Baytex recommends that shareholders vote FOR each of these appointments.  The persons names in the enclosed form of proxy intend to vote FOR the election of each of these nominees unless the shareholder specifies authority to do so is withheld.

In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

The following table sets forth for each person proposed to be nominated for election as a director of Baytex their name, age (at December 31, 2010), place of residence, committee memberships, the year in which they became a director, a brief biography and the number and market value of our common shares beneficially owned, controlled or directed.  This information is based partly on our records and partly on information received by us from the nominees.

			Common Shares Owned, Controlled or Directed		Total Market Value of Common Shares(2)
Nominee for Election as Director	Age	Director Since(1)	March 2011	March 2010	March 2011	March 2010
John A. Brussa Calgary, AB	53	1997	188,320	178,320	$10,560,986	$6,189,487
Member of: - Reserves Committee - Compensation Committee - Nominating and Governance Committee
Mr. Brussa holds a Bachelor of Arts degree in History and Economics and a Bachelor of Laws degree. He has been a partner in the Calgary-based energy law firm of Burnet, Duckworth & Palmer LLP since 1987, specializing in the area of taxation. He is also a director of a number of energy and energy related companies. Mr. Brussa is a past governor of the Canadian Tax Foundation.

Raymond T. Chan Calgary, AB	55	1998	480,997	480,997	$26,974,312	$16,695,406

Mr. Chan was appointed Executive Chairman of Baytex on December 31, 2010 and has held the same position with Baytex Energy since January 1, 2009. He originally joined Baytex Energy in October 1998 and has held the following positions: Senior Vice President and Chief Financial Officer (October 1998 to August 2003); President and Chief Executive Officer (September 2003 to November 2007); and Chief Executive Officer (November 2007 to December 2008). Mr. Chan has been a director of Baytex Energy since October 1998. Mr. Chan has held senior executive positions in the Canadian oil and gas industry since 1982, including chief financial officer titles at Tarragon Oil and Gas Limited, American Eagle Petroleums Ltd. and Gane Energy Corporation. Mr. Chan holds a Bachelor of Commerce degree and is a chartered accountant.

Edward Chwyl Victoria, BC	67	2003	99,500	153,000	$5,579,960	$5,310,630
Member of: - Reserves Committee - Compensation Committee - Nominating and Governance Committee
Mr. Chwyl was appointed Lead Independent Director of Baytex on January 11, 2011 and has held the same postion with Baytex Energy since February 17, 2009. From September 2003 to December 2008, Mr. Chwyl was the Chairman of the Board of Directors of Baytex Energy. Mr. Chwyl holds a Bachelor of Science degree in Chemical Engineering and a Master of Science degree in Petroleum Engineering. He is a retired businessman with over 35 years of experience in the oil and gas industry in North America, most notably as President and Chief Executive Officer of Tarragon Oil and Gas Limited from 1989 to 1998. Prior thereto, he held various technical and executive positions within the oil and gas industry in Canada and the United States.

Naveen Dargan Calgary, AB	53	2003	110,000	115,000	$6,168,800	$3,991,650
Member of: - Audit Committee - Compensation Committee - Nominating and Governance Committee
Mr. Dargan holds a Bachelor of Arts (Honours) degree in Mathematics and Economics, a Master of Business Administration degree and a Chartered Business Valuator designation. He has been an independent businessman since June 2003. Prior thereto, he worked for over 20 years in the investment banking business, finishing his investment banking career as Senior Managing Director and Head of Energy Investment Banking for Raymond James Ltd.

R.E.T. (Rusty) Goepel Vancouver, BC	68	2005	23,000	23,000	$1,289,840	$798,330
Member of: - Audit Committee
Mr. Goepel holds a Bachelor of Commerce (Honours) degree. He is currently Senior Vice President for Raymond James Ltd. He commenced his career in investment banking in 1968 and was President and co-founder of Goepel Shields & Partners, which later became Goepel McDermid Ltd. and was acquired by Raymond James Ltd. in 2001.

Anthony W. Marino Calgary, AB	50	2009	270,071	252,828	$15,145,582	$8,775,660

Mr. Marino was appointed President, Chief Executive Officer and director of Baytex on October 22, 2010 and has held the same positions with Baytex Energy since January 1, 2009. Mr. Marino joined Baytex Energy in November 2004 as Chief Operating Officer and was promoted to President and Chief Operating Officer in November 2007. Prior to joining Baytex Energy, Mr. Marino was President and Chief Executive Officer of Dominion Exploration Canada Ltd. (a subsidiary of Dominion Resources Inc.). He is a registered professional engineer and a Chartered Financial Analyst, and has over 25 years of experience in the North American oil and gas industry. Mr. Marino has a Bachelor of Science degree with Highest Distinction in Petroleum Engineering from the University of Kansas and a Masters of Business Administration degree from California State University at Bakersfield.

Gregory K. Melchin Calgary, AB	57	2008	3,457	3,240	$193,869	$112,460
Member of: - Audit Committee
Mr. Melchin holds a Bachelor of Science degree (major in accounting) and a Fellow Chartered Accountant designation from the Institute of Chartered Accountants of Alberta. He has also completed the Directors Education Program with the Institute of Corporate Directors. He is currently the Chairperson of PPP Canada Inc., the Canadian federal government's public-private partnership office. Mr. Melchin was a member of the Legislative Assembly of Alberta from 1997 to March 2008. Among his various assignments with the Government of Alberta, he was Minister of Energy, Minister of Seniors and Community Supports and Minister of Revenue. Prior to being elected to the Legislative Assembly of Alberta, he served in various management positions for 20 years in the Calgary business community.

Dale O. Shwed Calgary, AB	52	1993	158,291	184,491	$8,876,959	$6,403,683
Member of: - Reserves Committee
Mr. Shwed holds a Bachelor of Science degree specializing in Geology. He has been President and Chief Executive Officer of Crew Energy Inc. since September 2003. Prior thereto, he was President and Chief Executive Officer of Baytex Energy from 1993 to August 2003. He commenced his career in the oil and gas industry in 1980.

Notes:

(1)
Each of the nominees became a director of Baytex Energy Corp. on December 31, 2010, other than Mr. Marino who became a director on October 22, 2010.  The date referenced in the table is the year in which each nominee became a director of our wholly-owned subsidiary, Baytex Energy Ltd. (or its predecessor).

(2)
The "Total Market Value of Common Shares" was determined by multiplying the number of common shares held by each nominee by the closing price of the common shares on the Toronto Stock Exchange (the "TSX") on March 1, 2011 ($56.08) and March 1, 2010 ($34.71).

 Additional Disclosure Relating to Proposed Directors

To the knowledge of our directors and executive officers, none of our proposed directors is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including us), that was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), that was issued while that person was acting in the capacity as director, chief executive officer or chief financial officer or was subject to an Order that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of our proposed directors is, as of the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets or has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director, executive officer or shareholder, other than Mr. Brussa who was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies' Creditors Arrangement Act (Canada) which resulted in the separation of its two businesses and the creation of two public corporations: Imperial Metals Corporation and IEI Energy Inc. (which became Rider Resources Ltd.). The plan of arrangement was completed in April 2002.

In addition, none of our proposed directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making investment decisions.

 Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of Deloitte & Touche LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.  Deloitte & Touche LLP have acted as the auditors of Baytex/Baytex Energy Trust since September 2003.

The following table provides information about the fees billed to us and our subsidiaries for professional services rendered by Deloitte & Touche LLP during fiscal 2010 and 2009:

	Aggregate fees billed ($000s)
	2010	2009
Audit fees	$848	$1,253
Audit-related fees	-	-
Tax fees	854	193
Total	$1,702	$1,446

Audit Fees:  Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. In addition to the fees for annual audits of financial statements and review of quarterly results, services in this category for fiscal 2010 and 2009 also include the reviews of comment letters from Canadian and U.S. regulatory agencies, amounts for audit work performed in relation to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting and review of prospectuses related to equity and debt issuances.

Audit-Related Fees:  Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees.

Tax Fees:  Tax fees included tax planning and various taxation matters.

DIRECTOR COMPENSATION

Our Board, through its Compensation Committee, is responsible for the development and implementation of a compensation plan for the directors of Baytex who are not also officers of Baytex (the "independent directors").  Officers of Baytex who are also directors are not paid any compensation for acting as a director.

The main objectives of our directors' compensation plan are:  (a) to attract and retain the services of the most qualified individuals; (b) to compensate the directors in a manner that is commensurate with the risks and responsibilities assumed in board and committee membership and at a level that approximates the median compensation paid to directors of an industry-specific peer group; and (c) to align the interests of directors with our shareholders.  To meet and maintain these objectives, the Compensation Committee annually performs a review of the compensation plan, which includes surveying the compensation paid to directors of an industry-specific peer group (see "Compensation Discussion and Analysis – Competitive Factors" for a listing of the peer group members).  The Compensation Committee recommends any changes to the compensation plan to the Board for consideration and, if deemed appropriate, approval.  The Compensation Committee did not recommend (and the Board did not approve) any changes to the cash retainers and fees for 2008, 2009 or 2010.

The following table sets forth the principal elements of the compensation plan for the year ended December 31, 2010.  In addition, independent directors were reimbursed for any expenses incurred to attend a board or committee meeting.

Compensation Element	Amount ($)
Board Retainer - Annual	30,000
Lead Independent Director Retainer - Annual	20,000
Additional Chair Retainers – Annual: Audit Compensation Nominating and Governance Reserves	20,000 5,000 5,000 5,000
Meeting Attendance Fee	1,500

Independent directors were eligible to be granted Trust Incentive Rights under the Trust Incentive Plan, provided that the aggregate number of Trust Incentive Rights granted to independent directors could not exceed 1% of the issued and outstanding trust units (plus the number of trust units that may be issued on the exchange of any outstanding exchangeable shares) and the value of Trust Incentive Rights granted to any one non-management director during a calendar year could not exceed $100,000.

Pursuant to the Corporate Conversion, all outstanding Trust Incentive Rights granted under the Trust Incentive Plan were exchanged for equivalent rights to acquire our common shares.  The Share Incentive Rights are subject to the terms of our Share Incentive Plan, which is substantially similar to the Trust Incentive Plan.  No new Share Incentive Rights will be granted under the Share Incentive Plan but it will remain in place until such time as all outstanding Share Incentive Rights have been exercised or expired.

As at December 31, 2010, the independent directors held an aggregate of 258,000 Share Incentive Rights, which represented 0.23% of the issued and outstanding common shares as at such date.  For information regarding the outstanding Share Incentive Rights held by the independent directors, see "Outstanding Option-based and Share-based Awards" and "Incentive Plan Awards – Value Vested or Earned during the Year" below.

In connection with the Corporate Conversion, on January 1, 2011 we adopted a new form of long-term incentive plan to replace the Share Incentive Plan as our primary long-term incentive program.  The independent directors are eligible to receive awards under the new long-term incentive plan.  For a description of our new long-term incentive plan, see "Executive Compensation – Share Award Incentive Plan".

The following table sets forth the cash retainers and fees that were paid to each of our independent directors during the year ended December 31, 2010.  Directors' fees are paid on a quarterly basis.

Name	Board Retainer ($)	Lead Independent Director Retainer ($)	Committee Chair Retainer ($)	Meeting Attendance Fees ($)	Total Fees Earned ($)
John A. Brussa	30,000	-	5,000	21,000	56,000
Edward Chwyl	30,000	20,000	5,000	21,000	76,000
Naveen Dargan	30,000	-	20,000	27,000	77,000
R.E.T. (Rusty) Goepel	30,000	-	-	19,500	49,500
Gregory K. Melchin	30,000	-	-	24,000	54,000
Dale O. Shwed	30,000	-	5,000	16,500	51,500

 Summary Compensation Table

The following table sets forth the total compensation paid to the independent directors for the year ended December 31, 2010.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
John A. Brussa(1)	56,000	-	-	-	-	-	56,000
Edward Chwyl	76,000	-	-	-	-	-	76,000
Naveen Dargan	77,000	-	-	-	-	-	77,000
R.E.T. (Rusty) Goepel	49,500	-	-	-	-	-	49,500
Gregory K. Melchin	54,000	-	-	-	-	-	54,000
Dale O. Shwed	51,500	-	-	-	-	-	51,500

 Note:

(1)	Mr. Brussa is a partner at the law firm of Burnet, Duckworth & Palmer LLP, which receives fees for the provision of legal services to Baytex.

 Outstanding Option-based and Share-based Awards

The following table sets forth for each independent director all option-based and share-based awards outstanding as at December 31, 2010.

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1)		Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
		At Grant Date ($)	At Year-end ($)
John A. Brussa	8,000 15,000 12,000 12,000	27.72 17.97 19.58 22.51	25.62 13.87 13.11 13.64	Dec. 11, 2014 Oct. 16, 2013 Nov. 12, 2012 Oct. 2, 2011	1,456,660	-	-
Edward Chwyl	8,000 15,000 18,000	27.72 17.97 19.58	25.62 13.87 13.11	Dec. 11, 2014 Oct. 16, 2013 Nov. 12, 2012	1,262,020	-	-
Naveen Dargan	8,000 15,000 12,000	27.72 17.97 19.58	25.62 13.87 13.11	Dec. 11, 2014 Oct. 16, 2013 Nov. 12, 2012	1,061,020	-	-
R.E.T. (Rusty) Goepel	8,000 15,000 12,000	27.72 17.97 19.58	25.62 13.87 13.11	Dec. 11, 2014 Oct. 16, 2013 Nov. 12, 2012	1,061,020	-	-
Gregory K. Melchin	8,000 15,000 30,000	27.72 17.97 28.21	25.62 13.87 22.91	Dec. 11, 2014 Oct. 16, 2013 May 20, 2013	1,370,020	-	-
Dale O. Shwed	8,000 15,000 12,000 12,000	27.72 17.97 19.58 22.51	25.62 13.87 13.11 13.64	Dec. 11, 2014 Oct. 16, 2013 Nov. 12, 2012 Oct. 2, 2011	1,456,660	-	-

 Notes:

(1)
Pursuant to our Share Incentive Plan, the exercise price of a Share Incentive Right granted to a service provider that is not subject to United States income tax may, at the election of the holder, be reduced to account for dividends paid on the common shares subsequent to the grant date, provided that certain performance benchmarks are achieved.  See "Executive Compensation – Common Share Rights Incentive Plan – Exercise Price".

(2)
Calculated based on the difference between the closing price of the common shares on the TSX on December 31, 2010 (being $46.61) and the exercise price of the Share Incentive Rights on December 31, 2010.  For purposes of this calculation, the exercise price has been reduced to account for dividends paid on the common shares subsequent to the grant date.

 Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth for each independent director the value of option-based and share-based awards which vested during the year ended December 31, 2010 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2010.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John A. Brussa	280,290	-	-
Edward Chwyl	334,110	-	-
Naveen Dargan	280,290	-	-
R.E.T. (Rusty) Goepel	280,290	-	-
Gregory K. Melchin	236,450	-	-
Dale O. Shwed	280,290	-	-

 Note:

(1)	Calculated based on the difference between the closing price of the trust units on the TSX on the vesting date and the exercise price of the Share Incentive Rights on the vesting date.

COMPENSATION DISCUSSION AND ANALYSIS

During 2010, the Compensation Committee of the Board of Directors of Baytex Energy Ltd. was responsible for reviewing matters relating to human resource policies and compensation programs for Baytex Energy and its affiliates.  As a result of the completion of the Corporate Conversion, these responsibilities were assumed by the Compensation Committee of the Board of Directors of Baytex Energy Corp. effective December 31, 2010.  In this document, references to the "Committee" mean the Compensation Committee of the Board of Directors of Baytex Energy Ltd. with respect to actions taken on or before December 31, 2010 and the Compensation Committee of the Board of Directors of Baytex Energy Corp. with respect to actions taken after December 31, 2010.

The Committee has established the following objectives for the compensation program: to award compensation that is commensurate with performance; to align the interests of management with the shareholders; and to attract and retain highly capable individuals.

The Committee has been delegated authority by the Board to establish the total compensation for all of the officers of Baytex Energy and its affiliates in the context of the general and administrative expense budget which is approved by the Board.  The Committee meets at least annually with the President and Chief Executive Officer to review other employees' salaries but direct approval of those salaries is provided by the Board annually through the approval of the general and administrative expense budget.

The Committee met in December 2010 to establish bonuses for 2010 performance and base salaries for 2011.   The Committee also discussed long-term incentive plan awards for 2010 performance; however, as Baytex was proposing to adopt a new form of long-term incentive plan in connection with the Corporate Conversion (which plan would not become effective until January 1, 2011), no awards were made at that time.  In establishing overall compensation levels, the Committee considered corporate and individual performance during the year ended December 31, 2010 and competitive factors in the local marketplace.

 Performance

In establishing overall compensation levels, the Committee first assesses performance at the corporate level.  Commonly used measures for assessing corporate performance include total shareholder return, the cost of adding reserves (commonly referred to as finding, development and acquisition costs) and the actual historic cash flow from producing the reserves relative to the cost of finding, developing and acquiring reserves (commonly referred to as the recycle ratio).  The Committee then assesses the individual performance of the President and Chief Executive Officer and each of the other officers of Baytex Energy.  The President and Chief Executive Officer assists the Committee with the performance assessment of the other officers.

The following table presents the total return (assuming reinvestment of distributions and dividends) for each of Baytex Energy Trust, the S&P/TSX Capped Energy Trust Index, the S&P/TSX Composite Index and the S&P 500 Index for the periods indicated.

Period	Baytex Energy Trust	S&P/TSX Capped Energy Trust Index	S&P/TSX Composite Index	S&P 500 Index
Year ended December 31, 2010	66.9%	29.6%	17.6%	15.1%
Five-year period ended December 31, 2010 (compound annual return)	33.4%	6.2%	6.5%	23%

 Competitive Factors

For Baytex to attract and retain qualified and experienced officers and employees, its overall compensation levels must be competitive with other participants in the Canadian oil and gas industry.  To understand compensation practices in the marketplace, the Committee, with assistance from the President and Chief Executive Officer, performs a comparative compensation analysis for our officers and employees on an annual basis.

As part of the comparative compensation analysis, the Committee is provided with (i) the results of an annual energy industry compensation survey conducted by Mercer Human Resources Consulting, an independent compensation consultant; and (ii) a summary (based on publicly available information) of the compensation paid to officers of an industry-specific peer group prepared by the President and Chief Executive Officer at the direction of the Committee.  For 2010, the members of the peer group were:  ARC Energy Trust; Bonavista Energy Trust; Bonterra Energy Corp.; Crescent Point Energy Corp.; Daylight Resources Trust; Enerplus Resources Fund; NAL Oil & Gas Trust; Paramount Energy Trust; Pengrowth Energy Trust; Penn West Energy Trust; Peyto Energy Trust; Progress Energy Resources Corp.; Trilogy Energy Trust; Vermilion Energy Trust and Zargon Energy Trust.  Except for participation in the annual industry compensation survey, no fees were paid to a compensation consultant or advisor during the year ended December 31, 2010.

As a final check on the competitiveness of overall compensation at Baytex, the Committee compares our general and administrative costs per unit of production to the average for the members of the peer group listed above.  The Committee's expectation is that our general and administrative costs per unit of production should approximate the average for the peer group.  Based on publicly reported data for the nine month period ended September 30, 2010, our general and administrative costs per unit of production (excluding certain non-recurring items) of $2.18/boe were in-line with the peer group average of $2.17/boe.

 Compensation Program Components

Executive compensation at Baytex consists of essentially four components: (1) base salary; (2) bonuses; (3) long-term incentive compensation; and (4) other benefits.  Each of these compensation components is summarized in the following sections.

 Base Salaries

Base salaries are an important component of the overall compensation package for officers as they are usually the largest portion of annual cash compensation. The Committee ensures that the base salaries for the President and Chief Executive Officer and the other officers are comparable to the amounts paid to similar officers of other participants in the Canadian oil and gas industry.  As described above under "Competitive Factors", the level of salaries relative to the Canadian oil and gas industry is verified using independent and industry specific compensation data.

The Committee met in December 2010 to establish base salaries for the officers for 2011.  Factors considered by the Committee included corporate and individual performance and competitive factors in the local marketplace.  Based on its assessment of these factors, the Committee determined that an increase in base salaries was warranted.  The base salaries for our Named Executive Officers (as defined below) were increased effective January 1, 2011 by an average of 9.5% from 2010 levels.

 Bonuses

An annual bonus may be paid based on the Committee's subjective assessment of Baytex's general performance and each officer's contribution to such performance.  In a year where Baytex experiences significant growth resulting in a change to its peer group for comparison purposes, a bonus payment may be used to adjust the total cash compensation of the officers to reflect overall compensation levels at the new peer group.  In the oil and gas industry, there is generally a direct relationship between corporate size and total cash compensation.

The Committee met in December 2010 to establish annual bonuses for the officers for performance during 2010.  Factors considered by the Committee included sector leading performance on a total shareholder return basis (for the one and five-year periods ended December 31, 2010), first quartile performance on a recycle ratio basis (for the one and three-year periods ended December 31, 2009), second quartile performance on a finding, development and acquisition cost basis (for the one and three-year periods ended December 31, 2009) and management's preliminary assessment of finding, development and acquisition costs and recycle ratio for the year ended December 31, 2010.  Based on its assessment of these factors, the Committee determined that the payment of an annual bonus was warranted.  The annual bonuses paid to our Named Executive Officers (as defined below) for performance during 2010 averaged 98.4% of their 2010 base salaries.

 Long-Term Incentive Compensation

In connection with the formation of the Trust in 2003, unitholders approved the adoption of the Trust Incentive Plan pursuant to which rights to acquire trust units may be granted to the directors, officers, employees and other service providers of the Trust and its subsidiaries.  The Trust Incentive Plan acted as the primary long-term incentive program of the Trust from 2003 to 2010.  For further information, see "Executive Compensation – Common Share Rights Incentive Plan".

In connection with the planning for the Corporate Conversion at year-end 2010, a determination was made to propose a new form of long-term incentive plan for adoption by the corporation that would succeed the Trust.  If approved, the new plan would replace the Trust Incentive Plan as the primary long-term incentive program of Baytex and no further grants would be made under the Trust Incentive Plan.  As a result, no Trust Incentive Rights were granted to the officers during 2010.

At a special meeting held on December 9, 2010, the unitholders of the Trust approved the adoption by Baytex effective January 1, 2011 of a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries.  For further information, see "Executive Compensation – Share Award Incentive Plan".

Each restricted award entitles the holder to be issued the number of common shares designated in the restricted award with such common shares to be issued as to one-third on each of the first, second and third anniversary dates of the date of grant.  Each performance award entitles the holder to be issued as to one-third on each of the first, second and third anniversary dates of the date of grant the number of common shares designated in the performance award multiplied by a payout multiplier.  The payout multiplier is dependent on the performance of Baytex relative to pre-defined corporate performance measures for a particular period and can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) and 2x (for first quartile ranking).  In the case of both restricted and performance awards, the number of common shares to be issued on the applicable issue date is adjusted to account for the payment of dividends from the grant date to the applicable issue date.

The following corporate performance measures will be used to calculate the payout multiplier which will be used to determine the number of common shares to be issued pursuant to performance awards that become eligible for issuance during 2012:  (1) total shareholder return relative to the member companies in the S&P/TSX Oil & Gas E&P Index for the one, three and five year periods ended November 30, 2011 (weighting 50%); (2) recycle ratio for the year ended December 31, 2010 relative to a custom peer group comprised of comparable companies in the S&P/TSX Oil & Gas E&P Index (weighting 16.7%); (3) attainment of corporate production targets during 2011 (weighting 16.7%); and (4) development and execution of the strategic plan (weighting 16.7%).

On January 11, 2011, the Committee approved the initial awards under the Share Award Incentive Plan.  An aggregate of 228,853 performance awards and 360,847 restricted awards were awarded to eligible directors, officers, employees and other service providers of Baytex and its subsidiaries with 50% to be granted effective January 18, 2011 and the remaining 50% to be granted in July 2011 (conditional on the grantee continuing to be a service provider at such time).  The number of common shares issuable pursuant to these awards (assuming a payout multiplier of 1x for the performance awards and before adjusting for dividend equivalents) represents approximately 0.5% of the issued and outstanding common shares at December 31, 2010.

The following table details the restricted and performance awards granted to each of the Named Executive Officers (as defined below).

Name	Restricted Awards(1) (#)	Performance Awards(1) (#)
Raymond T. Chan	5,000	15,000
Anthony W. Marino	15,000	45,000
W. Derek Aylesworth	7,650	17,850
Marty L. Proctor	5,100	11,900
Stephen Brownridge	6,200	10,200

 Note:

(1)
Of these amounts, 50% was granted effective January 18, 2011 and the remaining 50% will be granted in July 2011, provided that the Named Executive Officer continues to be employed by Baytex.  These grants will be reported in the Summary Compensation Table next year.

 Other Benefits

The employment benefits provided to employees are generally typical of those provided by participants in the Canadian oil and gas industry and include life and disability insurance and extended health and dental coverage.  Officers also receive parking and certain perquisites.

Baytex has established a savings plan to assist its employees in meeting their savings goals.  Under this plan, employees contribute a percentage of their gross salary to the plan each pay period.  Baytex matches each employee's contributions to a maximum of 10% of their gross salary.  Baytex's contributions vest immediately in favour of the employee.  The employee contributions are allocated by the employee to either an RRSP, a spousal RRSP or a tax-free savings account.  Baytex's contributions are allocated by the employee to an RRSP, a spousal RRSP, a tax-free savings account, an investment account or a health spending account.  Investment options under this plan include a suite of professionally managed investment funds and our common shares.

 Summary

The Committee believes that long term shareholder value is enhanced by compensation based upon corporate performance achievements.  Through the plans described above, a significant portion of the compensation for all employees, including officers, is based on corporate performance, as well as industry-competitive pay practices.

 Performance Graph

The following graph presents the five-year cumulative total return from an investment of $100 in each of Baytex Energy Trust, the S&P/TSX Capped Energy Trust Index, the S&P/TSX Composite Index and the S&P 500 Index on December 31, 2005, assuming reinvestment of dividends and distributions.

	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010
Baytex Energy Trust	100	139	132	115	253	422
S&P/TSX Capped Energy Trust Index	100	96	99	71	104	135
S&P/TSX Composite Index	100	117	129	85	117	137
S&P 500 Index	100	116	122	77	98	112

Our total return for the year ended December 31, 2010 of 66.9% compared favourably to the S&P/TSX Capped Energy Trust Index (29.6%), the S&P/TSX Composite Index (17.6%) and the S&P 500 Index (15.1%).  The base salaries for our Named Executive Officers (as defined below) for the year ended December 31, 2010, which were established in December 2009, increased by an average of 6.1% from 2009 levels.  The cash bonuses paid to those Named Executive Officers who held similar positions in both 2009 and 2010 increased by an average of 27.0% from 2009 levels and represented 98.4% of base salaries (2009 – 82.2%).

The change in the value of the Share Incentive Rights held by the Named Executive Officers was aligned with the trend shown in the above graph.  The value of the Share Incentive Rights increased throughout the year as the market price of the common shares increased from $29.70 on December 31, 2009 to $46.61 on December 31, 2010.

EXECUTIVE COMPENSATION

 Summary Compensation Table

Each of our officers is also an officer of our wholly-owned subsidiary, Baytex Energy Ltd.  Our officers are compensated by Baytex Energy Ltd. and not us.  The following table sets forth for the year ended December 31, 2010 information concerning the compensation paid to the Chief Executive Officer, the Chief Financial Officer and the three most highly compensated executive officers (or the three most highly compensated individuals acting in a similar capacity) of Baytex Energy Ltd. as at the end of such year whose total compensation was more than $150,000 (each a "Named Executive Officer" and collectively, the "Named Executive Officers").

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation(2)		Pension value ($)	All other compensation(3) ($)
					Annual incentive plans(2) ($)	Long-term incentive plans ($)			Total compensation ($)
Raymond T. Chan (4) Executive Chairman	2010 2009 2008	275,000 250,000 525,000	- - -	- 566,250 -	300,000 275,000 430,000	- - -	- - -	27,500 25,000 52,500	602,500 1,116,250 1,007,500
Anthony W. Marino (4) President and Chief Executive Officer	2010 2009 2008	430,000 400,000 400,000	- - -	- 470,550 236,400	500,000 350,000 300,000	508,100(5) - -	- - -	146,273(6) 2,900,344(7) 40,000	1,584,373 4,120,894 976,400
W. Derek Aylesworth Chief Financial Officer	2010 2009 2008	310,000 295,000 295,000	- - -	- 415,250 147,750	300,000 240,000 200,000	- - -	- - -	31,000 29,500 29,500	641,000 979,750 672,250
Marty L. Proctor Chief Operating Officer (8)	2010 2009	295,000 280,147	- -	- 741,000	200,000 145,000	- -	- -	29,500 28,015	524,500 1,194,162
Stephen Brownridge Vice President, Exploration	2010 2009 2008	265,000 250,000 250,000	- - -	- 415,250 197,000	250,000 210,000 175,000	- - -	- - -	26,500 25,000 25,000	541,500 900,250 647,000

 Notes:

(1)
A binomial lattice model is used to calculate the estimated fair value of Share Incentive Rights granted under the Share Incentive Plan.  The amounts shown in the table above were calculated by multiplying the number of Share Incentive Rights granted by the estimated fair value of each such right.  For details on Share Incentive Rights held by the Named Executive Officers, see "– Outstanding Option-based and Share-based Awards" below.

(2)
The amounts shown in the table above for 2010 represent the annual bonus awarded for 2010 and were paid, at the option of the Named Executive Officer, in either December 2010 or January 2011.  See "Compensation Discussion and Analysis – Compensation Program Components – Bonuses".

(3)
The amounts shown in the table above represent Baytex's matching contributions to the employee savings plan.  See "Compensation Discussion and Analysis – Compensation Program Components – Other Benefits".  The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer's total salary for the financial year.

(4)	On November 13, 2008, Baytex announced that effective January 1, 2009 Mr. Chan would be appointed Executive Chairman and that Mr. Marino would be promoted to President and Chief Executive Officer.

(5)	Represents amount received by Mr. Marino pursuant to tracking units awarded pursuant to the Income Tracking Unit Plan. See " – Income Tracking Unit Plan".

(6)	Of this amount, $43,000 represents Baytex's matching contributions to the employee savings plan and $103,273 represents the amount of a tax indemnification payment.

(7)	Of this amount, $40,000 represents Baytex's matching contributions to the employee savings plan and $2,860,344 represents the amount of a tax indemnification payment.

(8)	Mr. Proctor commenced employment with Baytex on January 14, 2009. His annualized salary for 2009 was $290,000.

 Outstanding Option-based and Share-based Awards

The following table sets forth for each Named Executive Officer all option-based and share-based awards outstanding as at December 31, 2010.

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1)		Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
		At Grant Date ($)	At Year-end ($)
Raymond T. Chan	75,000 150,000 150,000	27.72 19.58 22.51	25.62 13.11 13.64	Dec. 11, 2014 Nov. 12, 2012 Oct. 2, 2011	11,544,750	-	-
Anthony W. Marino	75,000 60,000 80,000 40,000	27.72 14.65 17.97 19.58	27.72 14.65 17.97 19.58	Dec. 11, 2014 Jan. 2, 2014 Oct. 16, 2013 Nov. 12, 2012	6,706,750	-	-
W. Derek Aylesworth	55,000 75,000 75,000 75,000	27.72 17.97 19.58 22.51	25.62 13.87 13.11 13.64	Dec. 11, 2014 Oct. 16, 2013 Nov. 12, 2012 Oct. 2, 2011	8,595,200	-	-
Marty L. Proctor	30,000 140,000	27.72 15.73	25.62 12.27	Dec. 11, 2014 Jan. 14, 2014	5,437,300	-	-
Stephen Brownridge	55,000 100,000 65,000	27.72 17.97 19.58	25.62 13.87 13.11	Dec. 11, 2014 Oct. 16, 2013 Nov. 12, 2012	6,605,950	-	-

 Notes:

(1)
Pursuant to our Share Incentive Plan, the exercise price of a Share Incentive Right granted to a service provider that is not subject to United States income tax may, at the election of the holder, be reduced to account for dividends paid on the common shares subsequent to the grant date, provided that certain performance benchmarks are achieved.  See "– Common Share Rights Incentive Plan – Exercise Price" below.

(2)
Calculated based on the difference between the closing price of the common shares on the TSX on December 31, 2010 (being $46.61) and the exercise price of the Share Incentive Rights on December 31, 2010.  For purposes of this calculation, the exercise price less dividends paid on the common shares subsequent to the grant date has been used for Messrs. Chan, Aylesworth, Proctor and Brownridge and the exercise price at grant date has been used for Mr. Marino.

 Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth for each Named Executive Officer the value of option-based awards and share-based awards which vested during the year ended December 31, 2010 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2010.

Name	Option-based awards Value vested during the year(1) ($)	Share-based awards Value vested during the year ($)	Non-equity incentive plan compensation Value earned during the year(2) ($)
Raymond T. Chan	1,848,000	-	300,000
Anthony W. Marino	2,378,600	-	1,008,100
W. Derek Aylesworth	1,636,500	-	300,000
Marty L. Proctor	1,307,100	-	200,000
Stephen Brownridge	1,745,217	-	250,000

 Notes:

(1)
Calculated based on the difference between the closing price of the common shares on the TSX on the vesting date and the exercise price of the Share Incentive Rights on the vesting date.  For purposes of this calculation, the exercise price less dividends paid on the common shares subsequent to the grant date has been used for Messrs. Chan, Aylesworth, Proctor and Brownridge and the exercise price at grant date has been used for Mr. Marino.

(2)
The amounts shown in the table above represent the annual bonus awarded for 2010 and were paid, at the option of the Named Executive Officer, in either December 2010 or January 2011.  See "Compensation Discussion and Analysis – Compensation Program Components – Bonuses".  For Mr. Marino, the amount shown in the table above also includes the amount received pursuant to tracking units awarded pursuant to the Income Tracking Unit Plan.  See " – Income Tracking Unit Plan".

 Share Award Incentive Plan

At a special meeting held on December 9, 2010, the unitholders of the Trust approved the adoption by Baytex effective January 1, 2011 of a full-value award plan pursuant to which restricted awards and performance awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries.

Listed below is a summary of the principal terms of the Share Award Incentive Plan.  A copy of the Share Award Incentive Plan is accessible on the SEDAR website at www.sedar.com (filed on January 10, 2011 under the filing category Security holders documents).  Capitalized terms used but not defined in the following disclosure shall have the meanings ascribed thereto in the Share Award Incentive Plan.

 Purpose of the Share Award Incentive Plan

The principal purposes of the Share Award Incentive Plan are: (i) to retain and attract qualified Service Providers that Baytex and its affiliates require; (ii) to promote a proprietary interest in Baytex by such Service Providers and to encourage such persons to remain in the employ or service of Baytex and its affiliates and put forth maximum efforts for the success of the business of Baytex and its affiliates; and (iii) to focus management of Baytex and its affiliates on operating and financial performance and long-term total shareholder return.

Incentive-based compensation such as the Share Award Incentive Plan is an integral component of compensation for Service Providers.  The attraction and retention of qualified Service Providers has been identified as one of the key risks to Baytex's long-term strategic growth plan. The Share Award Incentive Plan is intended to maintain Baytex's competitiveness within the North American oil and gas industry to facilitate the achievement of its long-term goals.  In addition, this incentive-based compensation is intended to reward Service Providers for meeting certain pre-defined operational and financial goals which have been identified for increasing long-term total shareholder return.

 Overview

The Board of Directors of Baytex has delegated the authority to administer the Share Award Incentive Plan to the Compensation Committee of the Board of Directors of Baytex.

Under the terms of the Share Award Incentive Plan, any Service Provider may be granted Restricted Awards or Performance Awards.  In determining the Service Providers to whom Share Awards may be granted ("Grantees"), the number of common shares to be covered by each Share Award and the allocation of the Share Award between Restricted Awards and Performance Awards, the Committee may take into account such factors as it shall determine in its sole discretion, including any one or more of the following factors:

(a)	compensation data for comparable benchmark positions among the Peer Comparison Group;

(b)	the duties, responsibilities, position and seniority of the Grantee;

(c)
the Corporate Performance Measures for the applicable period compared with internally established performance measures approved by the Committee and/or similar performance measures of members of the Peer Comparison Group for such period;

(d)	the individual contributions and potential contributions of the Grantee to the success of Baytex;

(e)	any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of Baytex;

(f)	the Fair Market Value or current market price of the common shares at the time of such Share Award; and

(g)	such other factors as the Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Share Award Incentive Plan.

 Restricted Awards

Each Restricted Award will entitle the holder to be issued the number of common shares designated in the Restricted Award (plus dividend equivalents as described below) with such common shares to be issued as to one-third on each of the first, second and third anniversary dates of the date of grant (or such earlier or later dates as may be determined by the Committee).

 Performance Awards

Each Performance Award will entitle the holder to be issued as to one-third on each of the first, second and third anniversary dates of the date of grant (or such earlier or later dates as may be determined by the Committee) the number of common shares designated in the Performance Award (plus dividend equivalents as described below) multiplied by a Payout Multiplier.

The Payout Multiplier is determined by the Committee based on an assessment of the achievement of the pre-defined Corporate Performance Measures in respect of the applicable period.  Corporate Performance Measures may include: relative total shareholder return; recycle ratio; activities related to the growth of Baytex; average production volumes; unit costs of production; total proved reserves; health, safety and environmental performance; the execution of Baytex's strategic plan and such additional measures as the Committee shall consider appropriate in the circumstances.  The Payout Multiplier for a particular period can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) or 2x (for first quartile ranking).  For those Performance Awards where the Issue Date is the second or third anniversary of the grant date, the Payout Multiplier will be the arithmetic average of the Payout Multiplier for each of the two or three preceding fiscal years, respectively.

 Dividend Equivalents

The Share Award Incentive Plan provides for cumulative adjustments to the number of common shares to be issued pursuant to Share Awards on each date that dividends are paid on the common shares by an amount equal to a fraction having as its numerator the amount of the dividend per common share and having as its denominator the price, expressed as an amount per common share, paid by participants in our dividend reinvestment plan to reinvest their Dividends in additional common shares on the applicable dividend payment date, provided that if Baytex has suspended the operation of such plan or does not have such a plan, then the Reinvestment Price shall be equal to the Fair Market Value of the common shares on the trading day immediately preceding the Divided Payment Date.

Under the Share Award Incentive Plan, in the case of a non-cash Dividend, including common shares or other securities or property, the Committee will, in its sole discretion and subject to the approval of the Exchange, determine whether or not such non-cash Dividend will be provided to the Share Award holder and, if so provided, the form in which it shall be provided.

 Limitation on Common Shares Reserved

The Share Award Incentive Plan provides that the maximum number of common shares reserved for issuance from time to time pursuant to outstanding Share Awards (and any other long-term incentive plans) shall not exceed a number of common shares equal to 10% of the aggregate number of issued and outstanding common shares.

 Limitations on Share Awards

The aggregate number of Share Awards granted to any single Service Provider shall not exceed 5% of the issued and outstanding common shares, calculated on an undiluted basis. In addition: (i) the number of common shares issuable to insiders at any time, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares; and (ii) the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares. The number of common shares issuable pursuant to the Share Award Incentive Plan to Non-Management Directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares and the value of all Share Awards granted to any Non-Management Director during a calendar year, as calculated on the date of grant, cannot exceed $100,000 (for purposes of monitoring compliance with these limitations, a Payout Multiplier of 1x will be assumed for any Performance Awards).

 Issue Dates

If a Grantee is prohibited from trading in securities of Baytex as a result of the imposition by Baytex of a trading blackout (a "Blackout Period") and the Issue Date of a Share Award held by such Grantee falls within a Blackout Period (or within ten business days following the end of a Blackout Period), then the Issue Date of such Share Award shall be extended to the date that is ten business days following the end of such Blackout Period.

 Payment of Share Awards

On the Issue Date, Baytex shall have the option of settling any amount payable in respect of a Share Award by any of the following methods or by a combination of such methods:

(a)	common shares issued from the treasury of Baytex; or

(b)
with the consent of the Grantee, cash in an amount equal to the aggregate Fair Market Value of such common shares that would otherwise be delivered in consideration for the surrender by the Grantee to Baytex of the right to receive such common shares under such Share Award.

The Share Award Incentive Plan does not contain any provisions for financial assistance by Baytex in respect of Share Awards granted thereunder.

 Change of Control

In the event of a Change of Control of Baytex, the Issue Date(s) applicable to the Share Awards will be accelerated such that the common shares to be issued pursuant to such Share Awards will be issued immediately prior to the date upon which the Change of Control is completed and the Payout Multiplier applicable to any Performance Awards shall be determined by the Committee.

Under the Share Award Incentive Plan, a Change of Control means:

(a)	a successful take-over bid, pursuant to which the offeror as a result of such take-over bid beneficially owns in excess of 50% of the outstanding common shares; or

(b)
any change in the beneficial ownership or control of the outstanding securities or other interests which results in (i) a person or group of persons acting jointly or in concert, or (ii) an affiliate or associate of such person or group of persons, holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or other interests of Baytex; or

(c)	Incumbent Directors no longer constituting a majority of the Board; or

(d)
the completion of an arrangement, merger or other form of reorganization of Baytex where the holders of the outstanding voting securities or interests of Baytex immediately prior to the completion of the arrangement, merger or other form of reorganization will hold 50% or less of the outstanding voting securities or interests of the continuing entity upon completion of the arrangement, merger or other form of reorganization; or

(e)
the winding up or termination of Baytex or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of Baytex to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of Baytex is continued and where the securityholdings in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a Change of Control if paragraphs (b) and (c) above were applicable to the transaction); or

(f)
any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Share Award Incentive Plan;

provided that a Change of Control shall be deemed not to have occurred if a majority of the Board, in good faith, determines that a Change of Control was not intended to occur in the particular circumstances in question.

 Early Termination Events

Pursuant to the Share Award Incentive Plan, unless otherwise determined by the Committee or unless otherwise provided in a Share Award Agreement pertaining to a particular Share Award or any written employment or consulting agreement governing a Grantee's role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(a)
Death - If a Grantee ceases to be a Service Provider as a result of the Grantee's death, the Issue Date for all common shares awarded to such Grantee under any outstanding Share Award Agreements shall be accelerated to the Cessation Date, provided that the President and Chief Executive Officer of Baytex in the case of a Grantee who is not a director or officer and the Committee in all other cases, taking into consideration the performance of such Grantee and the performance of Baytex since the date of grant of the Share Award(s), may determine in its sole discretion the Payout Multiplier to be applied to any Performance Awards held by the Grantee.

(b)
Termination for Cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be immediately terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

(c)
Voluntary Resignation - If a Grantee ceases to be a Service Provider as a result of a voluntary resignation, effective as of the day that is fourteen (14) days after the Cessation Date, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

(d)
Other Termination - If a Grantee ceases to be a Service Provider for any reason other than as provided for in (a), (b) and (c) above, effective as of the date that is sixty (60) days after the Cessation Date and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

(e)
Non-Management Directors - If a Grantee who is a Non-Management Director ceases to be a Service Provider as a result of: (A) a voluntary resignation or voluntarily not standing for re-election as a director of Baytex, such events shall be treated as a voluntary resignation under (c) above; or (B) failing to be re-elected as a director of Baytex by the Shareholders, such event shall be treated as an other termination under (d) above.

 Assignment

Except in the case of death, the right to receive common shares pursuant to a Share Award granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in the Share Award Incentive Plan, no assignment, sale, transfer, pledge or charge of a Share Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Share Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Share Award shall terminate and be of no further force or effect.

 Amendment and Termination of Plan

The Share Award Incentive Plan and any Share Awards granted pursuant thereto may, subject to any required approval of the Exchange, be amended, modified or terminated by the Board of Directors of Baytex without the approval of Shareholders.  Notwithstanding the foregoing, the Share Award Incentive Plan or any Share Award may not be amended without Shareholder approval to:

(a)	increase the percentage of common shares reserved for issuance pursuant to Share Awards in excess of the 10% limit currently prescribed;

(b)
extend the Issue Date of any Share Awards issued under the Share Award Incentive Plan beyond the latest Issue Date specified in the Share Award Agreement (other than as permitted by the terms and conditions of the Share Award Incentive Plan);

(c)	permit a Grantee to transfer Share Awards to a new beneficial holder other than for estate settlement purposes;

(d)	change the limitations on the granting of Share Awards described above under "Limitations on Share Awards"; and

(e)	change the amending provision of the Share Award Incentive Plan.

In addition, no amendment to the Share Award Incentive Plan or any Share Awards granted pursuant thereto may be made without the consent of a Grantee if it adversely alters or impairs the rights of such Grantee in respect of any Share Award previously granted to such Grantee under the Share Award Incentive Plan.

 Common Share Rights Incentive Plan

In connection with the formation of Baytex Energy Trust in 2003, unitholders approved the adoption of the Trust Incentive Plan pursuant to which rights to acquire trust units may be granted to the directors, officers, employees and other service providers of Baytex Energy Trust and its subsidiaries.

In October 2010, the Trust Incentive Plan was amended by the Board of Directors of Baytex Energy Ltd. to provide holders not subject to income taxes in the United States with the option to elect, at the time of exercise, whether they want the exercise price of their Trust Incentive Rights to be based on the original exercise price or the original exercise price less distributions paid subsequent to the grant date.  This amendment, which was made in accordance with the amendment provision contained in the Trust Incentive Plan, did not require unitholder approval.  This amendment was approved by the Toronto Stock Exchange.

Pursuant to the Corporate Conversion, all outstanding Trust Incentive Rights granted under the Trust Incentive Plan were exchanged for equivalent rights to acquire our common shares.  The Share Incentive Rights are subject to the terms of our Share Incentive Plan, which is substantially similar to the Trust Incentive Plan.

In connection with the Corporate Conversion, on January 1, 2011 we adopted a new form of long-term incentive plan to replace the Share Incentive Plan as our primary long-term incentive program.  As a result, no new Share Incentive Rights will be granted under the Share Incentive Plan but it will remain in place until such time as all outstanding Share Incentive Rights have been exercised or expired.

Listed below is a summary of the principal terms of the Share Incentive Plan.  A copy of the Share Incentive Plan is accessible on the SEDAR website at www.sedar.com (filed on January 10, 2011 under the filing category Security holders documents).

Limitation on Common Shares Reserved:  A maximum of 10% of the aggregate number of our issued and outstanding common shares (the "Total Shares") are reserved for issuance under the Share Incentive Plan (and any other long-term incentive plans).

Eligible Participants:  The directors, officers, employees and other service providers of Baytex and its subsidiaries (collectively, the "Service Providers") are eligible to participate in the Share Incentive Plan.

Limitations on Grants:  The Share Incentive Plan contains the following limitations:  (i) the aggregate number of common shares issuable to non-management directors at any time under the Share Incentive Plan cannot exceed 1% of the Total Shares; (ii) the aggregate number of Share Incentive Rights held by any one holder at any given time cannot exceed 1% of the Total Shares; and (iii) the aggregate number of common shares issued to insiders within any one-year period or issuable to insiders at any time under the Share Incentive Plan and any other security based compensation arrangements cannot exceed 10% of the Total Shares.

Exercise Period:  Share Incentive Rights granted under the Share Incentive Plan may be exercised during a period not exceeding five (5) years from the date upon which they were granted (the "Exercise Period").  If the expiry date of any Share Incentive Right falls within any period of time during which certain persons may not trade in our securities (a "Blackout Period") (or within ten business days following the end of any Blackout Period), then the expiry date of any Share Incentive Right held by any person subject to a Blackout Period shall be extended to the date that is ten business days following the end of such Blackout Period.

Vesting Provisions:  Under the terms of the Share Incentive Plan, the Board has the authority to determine the manner in which the Share Incentive Rights vest and become exercisable.  The Board's historical practice has been for Share Incentive Rights to vest and become exercisable as to one-third on each of the first, second and third anniversaries of the grant date.  The Share Incentive Plan also provides that the vesting provisions will be accelerated upon the occurrence of a "change of control" (as described below).

Grant Price:  The grant price (the "Grant Price") for any Share Incentive Rights granted under the Share Incentive Plan is the closing price of the common shares on the Toronto Stock Exchange (or, in the case of Service Providers working in the United States, the New York Stock Exchange) on the trading day prior to the grant date.

Exercise Price:  For Service Providers that are subject to income taxes in the United States, the exercise price ("Exercise Price") of a Share Incentive Right shall be equal to the Grant Price.  For Service Providers that are not subject to income taxes in the United States, the Exercise Price of a Share Incentive Right shall be, at the election of such Service Provider, either (i) the Grant Price or (ii) calculated by deducting from the Grant Price all monthly dividends (or distributions), on a per share (or unit) basis, made by us after the grant date where all such monthly dividends (or distributions) represent a return of more than 0.833% of our recorded cost of oil and natural gas properties less accumulated depreciation and depletion and any future income tax liability associated with such oil and natural gas properties at the end of that month.  In no event shall the Exercise Price be less than $1.00 per right.

Termination:  Upon any holder of Share Incentive Rights ceasing to be a Service Provider for any reason whatsoever, other than for cause or death, during the Exercise Period, all Share Incentive Rights which have not vested at such date shall terminate and become null and void, and such holder of Share Incentive Rights shall have until the earlier of: (a) 30 days from the date such holder ceased to be a Service Provider; or (b) the end of the Exercise Period, to exercise the portions of any outstanding Share Incentive Rights which have vested and, at the expiration of such period, any vested Share Incentive Rights which have not been exercised will terminate and become null and void.  Upon the termination of any Service Provider for cause, our Board may, in its sole discretion, determine that all vested Share Incentive Rights which have not been exercised shall immediately terminate and become null and void.  Upon the death of a Service Provider during the Exercise Period, any Share Incentive Rights which have not vested at such date shall terminate and become null and void, and the executor, administrator or personal representative of such holder will have until the earlier of: (a) six (6) months from the date of the death of such holder; or (b) the end of the Exercise Period, to exercise those outstanding Share Incentive Rights which had vested as at the date of death and, at the expiration of such period, any vested Share Incentive Rights which have not been exercised will terminate and become null and void.

Change of Control:  On the effective date of a "change of control" of Baytex, the vesting provisions applicable to outstanding Share Incentive Rights shall be accelerated such that all unvested Share Incentive Rights shall immediately become exercisable.  A "change of control" includes: (a) a successful take-over bid pursuant to which the offering party acquires ownership of more than fifty percent (50%) of the outstanding Total Shares; (b) the issuance to or acquisition by any person, or group of persons acting in concert, of fifty percent (50%) or more of the outstanding Total Shares; (c) the sale of all or substantially all of the assets of Baytex; and (d) the liquidation, winding-up or dissolution of Baytex, provided that a "change of control" shall be deemed to not have occurred pursuant to an arrangement, merger or other form of reorganization of Baytex where the holders of the outstanding voting securities or interests of Baytex immediately prior to the completion of the reorganization will hold more than ninety percent (90%) of the outstanding voting securities or interests of the continuing entity upon completion of the reorganization or if a majority of the Board determines that in substance the arrangement, merger or reorganization are such that a change of control should be deemed to not have occurred.

Assignment:  Share Incentive Rights may not be transferred or assigned.

Financial Assistance:  No financial assistance will be provided to Service Providers by Baytex or any of its affiliates to facilitate the exercise of Share Incentive Rights.

Amendment:  Subject to the approval of the Toronto Stock Exchange, the Share Incentive Plan may be amended, modified or terminated by the Board without the approval of shareholders, provided that the following types of amendments must be approved by shareholders: (a) any increase in the percentage of common shares reserved for issuance under the plan; (b) any reduction in the exercise price of any outstanding Share Incentive Rights held by insiders; (c) any extension of the term of any outstanding Share Incentive Rights held by insiders beyond the original expiry date of such rights; (d) any amendment that would permit a holder to transfer or assign Share Incentive Rights (other than in the case of death of the holder); (e) any amendment to increase the number of common shares that may be issued to insiders; or (f) any amendment to the amendment provision of the Share Incentive Plan.  In addition, no amendment to the Share Incentive Plan or any outstanding Share Incentive Rights may be made without the consent of the holder of such rights if such amendment adversely alters or impairs such holder's Share Incentive Rights.

 Income Tracking Unit Plan

In November 2009, each of Baytex Energy Ltd. and Baytex Energy USA Ltd. adopted an Income Tracking Unit Plan which allows them to grant to employees who are U.S. persons a right to receive "tracking units" which are designed to deliver a stream of income equivalent to the dividends paid by us to holders of our common shares.

The Income Tracking Unit Plan provides that tracking units may be awarded in reference to a grant of Share Incentive Rights without the exercise price reduction feature or in connection with the amendment of a previously granted Share Incentive Right to eliminate the exercise price reduction feature and re-set the exercise price thereof at the fair market value on the original grant date (such Share Incentive Rights are referred to as the "Related Incentive Rights").

The number of tracking units outstanding at any time will always equal the number of Related Incentive Rights outstanding.  Upon the exercise of Related Incentive Rights, an equivalent number of tracking units will be terminated.

Each time we declare a dividend on our common shares, the accrued value of each tracking unit outstanding on the record date for such dividend shall increase by an equivalent amount.  Tracking units vest in the same manner as Share Incentive Rights (generally one-third on each of the first, second and third anniversaries of the grant date).  On each vesting date and annually thereafter, the accrued value of a tracking unit will, subject to the satisfaction of certain payment conditions (as described below), be paid to the holder thereof.  The holders of tracking units have no discretion to determine the timing of the payment of the accrued value of a tracking unit.

In order to receive a payment in respect of a tracking unit, the following conditions must be satisfied on the payment date:  (1) the participant must be employed by Baytex or one of its affiliates; and (2) the closing price of the common shares on the trading day preceding the payment date must be greater than the exercise price on the payment date of a Share Incentive Right with the exercise price reduction feature (a "Reference Incentive Right") that was granted on the same date as the Related Incentive Rights (such amount, if positive, is referred to as the "In-the-Money Amount").  If these two conditions are satisfied, the amount to be paid in respect of each vested tracking unit shall be an amount equal to the lesser of:  (i) the value of the tracking unit on the payment date; and (ii) the In-the-Money Amount.  To the extent that the full value of a tracking unit is not paid on a payment date, such amount will be carried forward to the next payment date, provided that it must be paid before the expiry date of the tracking unit otherwise it shall be forfeited.

The tracking units will terminate in accordance with their terms on the earliest to occur of: (i) the date on which all of the Related Incentive Rights have been exercised; (ii) termination of employment; or (iii) the expiry date of the tracking units (which will match the expiry date of the Related Incentive Rights).

The only Named Executive Officer that is subject to United States income tax is Anthony W. Marino, President and Chief Executive Officer.  The following table provides information on the tracking units held by Mr. Marino as at December 31, 2010.

Number of Tracking Units outstanding at Year-end (#)	Intrinsic Value of Tracking Units at Year-end ($)	Exercise Price of Reference Incentive Right(1)		Amount paid during the year ($)	Next Eligible Payment Date	Expiry Date
		At Grant Date ($)	At Year-end ($)
75,000 60,000 80,000 40,000	120,000 239,600 194,400 15,200	27.72 14.65 17.97 19.58	25.62 9.95 13.87 13.11	52,500 54,400 149,600 251,600	Dec. 11, 2011 Jan. 2, 2011 Oct. 16, 2011 Nov. 12, 2011	Dec. 11, 2014 Jan. 2, 2014 Oct. 16, 2013 Nov. 12, 2012

 Note:

(1)
Pursuant to our Share Incentive Plan, the exercise price of a Share Incentive Right granted to a service provider that is not subject to United States income tax may, at the election of the holder, be reduced to account for dividends paid on the common shares subsequent to the grant date, provided that certain performance benchmarks are achieved.  See " – Common Share Rights Incentive Plan – Exercise Price" above.

 Pension Plan Benefits

We do not have any pension plans for our employees.  We have established a savings plan to assist employees in meeting their savings goals.  See "Compensation Discussion and Analysis – Compensation Program Components – Other Benefits".

 Employment Contracts

Baytex has entered into employment agreements with each of the Named Executive Officers that provide for certain payments to be made upon the occurrence of a "change of control" of Baytex.  For these purposes, a "change of control" means (i) any change in ownership of the outstanding common shares which results in any person or group of persons acting jointly or in concert owning or controlling, directly or indirectly, more than fifty percent (50%) of the outstanding common shares; (ii) a change in the composition of our Board such that the directors elected at the last annual meeting cease to constitute a majority of the directors; (iii) the sale, lease or transfer of all or substantially all of Baytex's assets to any other person(s); or (iv) any determination by a majority of the independent directors elected at the last annual meeting that a change of control has occurred or is about to occur.

The following table shows the compensation arrangements that would be provided to the Named Executive Officers in the event of a change of control.

Termination Event	Applies to	Arrangement
Change of Control	Executive Chairman President and Chief Executive Officer
Base Salary:  to receive 30 months base salary.
Bonus Consideration:  to receive 2.5 times the annual bonus paid for the immediately preceding year plus a pro-rated amount for the portion of the current year worked.
Benefits Plans:  to receive 30 times the monthly payments made by Baytex.
Share Incentive Rights:  vesting is accelerated on the effective date of the change of control.

Change of Control and Termination without Cause or Constructive Dismissal or Involuntary Relocation(1)	All other Named Executive Officers
Base Salary:  to receive 24 months base salary.
Bonus Consideration:  to receive two times the annual bonus paid for the immediately preceding year plus a pro-rated amount for the portion of the current year worked.
Benefits Plans:  to receive 24 times the monthly payments made by Baytex.
Share Incentive Rights:  vesting is accelerated on the effective date of the change of control.

 Note:

(1)
If following the occurrence of a change of control, the officer does not continue to be employed at a level of responsibility and compensation at least commensurate with their level of responsibility and compensation immediately prior to the change of control or the officer is relocated to a location other than Calgary, Alberta, without their consent, the officer may, within six months following the date of the change of control, treat their employment as being terminated.

The following table sets forth the estimated incremental payments that would be made to each of the Named Executive Officers assuming that a change of control event (as described in the table above) occurred on December 31, 2010.

Name	Severance Period (years)	Salary	Bonus	Benefits and Perquisites	Share Incentive Rights(1)	Total Incremental Payment
Raymond T. Chan	2.5	687,500	750,000	95,952	1,145,600	2,679,052
Anthony W. Marino	2.5	1,075,000	1,250,000	130,889	3,368,500	5,824,389
W. Derek Aylesworth	2.0	620,000	600,000	82,843	1,588,119	2,890,962
Marty L. Proctor	2.0	590,000	400,000	70,660	5,227,400	6,288,060
Stephen Brownridge	2.0	530,000	500,000	65,070	1,860,942	2,956,011

 Note:

(1)
On the effective date of the change of control, any unvested Share Incentive Rights vest and become immediately exercisable.  The amounts shown in the table include the "in-the-money value" of the unvested Share Incentive Rights held by each Named Executive Officer.  The "in-the-money value" is calculated by multiplying the number of unvested Share Incentive Rights by the difference between the closing price of the trust units on the TSX on December 31, 2010 (being $46.61) and the exercise price of such rights on December 31, 2010.  For purposes of this calculation, the exercise price less dividends paid on the common shares subsequent to the grant date has been used for Messrs. Chan, Aylesworth, Proctor and Brownridge and the exercise price at grant date has been used for Mr. Marino.

 Liability Insurance of Directors and Officers

We maintain directors' and officers' liability insurance coverage for losses to Baytex if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law.  This insurance protects us against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Baytex.  All of our directors and officers are covered by the policy and the amount of insurance applies collectively to all.  The cost of this insurance in 2010 was $612,429 per annum.

In addition, we have entered into indemnity agreements with each of our directors and officers pursuant to which we have agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties.  Such indemnity agreements conform to the provisions of the Business Corporations Act (Alberta).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table outlines all compensation plans under which equity securities of Baytex are authorized for issuance as of December 31, 2010.

	Number of Common Shares to be Issued Upon Exercise of Outstanding Rights	Weighted Average Exercise Price of Outstanding Rights(2)		Number of Common Shares remaining available for future issuance under the equity compensation plans
		At Grant Date	At Year-end
Equity compensation plans approved by shareholders(1)	5,761,051	$21.69	$17.02	5,610,164
Equity compensation plans not approved by shareholders	N/A	N/A	N/A	N/A
Total	5,761,051	$21.69	$17.02	5,610,164

 Notes:

(1)
The only compensation plans under which equity securities of Baytex may be issued are the Share Award Incentive Plan and the Share Incentive Plan.  These plans reserve for issuance a maximum of 10% of the issued and outstanding common shares at any given time.  See "Executive Compensation – Share Award Incentive Plan" and "Executive Compensation – Common Share Rights Incentive Plan".

(2)
Pursuant to our Share Incentive Plan, the exercise price of a Share Incentive Right granted to a service provider that is not subject to United States income tax may, at the election of the holder, be reduced to account for dividends paid on the common shares subsequent to the grant date, provided that certain performance benchmarks are achieved.  See " – Common Share Rights Incentive Plan – Exercise Price" above.

OWNERSHIP GUIDELINES

On March 9, 2009, the Board approved ownership guidelines for the Executive Chairman, the President and Chief Executive Officer and the independent directors.  The Executive Chairman and the President and Chief Executive Officer are required to acquire and hold common shares having a market value equal to three times their annual base salary, with such ownership level to be attained within a period of two years from the date of appointment or March 9, 2011, whichever is later.  The independent directors are required to acquire and hold common shares having a market value equal to three times their annual retainer, with such ownership level to be attained within a period of three years from their date of their election/appointment or March 9, 2012, whichever is later.

The following table sets out the common share ownership levels of the Executive Chairman, the President and Chief Executive Officer and each independent director as at March 1, 2011.

Name	Ownership Guideline		Ownership Value(1)		Guideline Met (Y) or Investment Required to Meet Guideline
	Multiple	Amount ($)	Multiple	Amount ($)
Raymond T. Chan Executive Chairman	3x salary	825,000	98x	26,974,312	Y
Anthony W. Marino President and Chief Executive Officer	3x salary	1,290,000	35x	15,145,582	Y
Independent Directors:
John A. Brussa	3x retainer	90,000	352x	10,560,986	Y
Edward Chwyl	3x retainer	90,000	186x	5,579,960	Y
Naveen Dargan	3x retainer	90,000	205x	6,168,800	Y
R.E.T. (Rusty) Goepel	3x retainer	90,000	43x	1,289,840	Y
Gregory K. Melchin	3x retainer	90,000	6x	193,869	Y
Dale O. Shwed	3x retainer	90,000	296x	8,876,959	Y

 Note:

(1)	Based on the closing price of the common shares on the TSX on March 1, 2011 (being $56.08).

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

Based upon the definition of "independence" contained in National Instrument 58-101 "Disclosure of Corporate Governance Practices" and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Board has determined that 6 of 8 (75%) of our directors, representing a majority of directors, are independent. These six independent directors are:  John A. Brussa, Edward Chwyl, Naveen Dargan, R.E.T. (Rusty) Goepel, Gregory K. Melchin and Dale O. Shwed.  Raymond T. Chan, our Executive Chairman, and Anthony W. Marino, our President and Chief Executive Officer, are not considered to be independent.

At each meeting of the Board and its committees, an opportunity is provided for the independent members to meet independently of the non-independent members and members of management (commonly referred to as an "in camera session").  During the year ended December 31, 2010, a total of 15 in camera sessions were held by the Board and the Board committees.

Raymond T. Chan was appointed Executive Chairman of Baytex on December 31, 2010 and has held the same position with Baytex Energy since January 1, 2009.  Mr. Chan is not considered to be an independent director as he was the Chief Executive Officer of Baytex Energy from September 2003 to December 2008.  As our Executive Chairman, Mr. Chan provides overall leadership to our Board. Among other things, our Executive Chairman maintains a liaison and communication with (i) the Lead Independent Director, the other directors and the committee chairs to co-ordinate input from directors and optimize the effectiveness of our Board and its committees and (ii) our Chief Executive Officer to ensure that our Board receives adequate and regular updates from the Chief Executive Officer on all issues important to the welfare and future of Baytex.  Our Executive Chairman is also responsible for the overall management of our Board and assists the Chief Executive Officer and management on strategic issues.

Edward Chwyl was appointed Lead Independent Director of Baytex on January 11, 2011 and has held the same postion with Baytex Energy since February 17, 2009.  The Lead Independent Director's primary role is to act as liaison between management and the independent directors to ensure the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities, including those matters set forth in the mandate of the Board.  In this regard, the Lead Independent Director acts as chair of meetings of the Board in the absence of the Executive Chairman, acts as chair of the in camera sessions held during meetings of the Board, meets annually with each director to obtain insight as to where they believe the Board and its committees could be operating more effectively and ensures that reasonable procedures are in place for directors to engage outside advisors at Baytex's expense in appropriate circumstances.

The following table lists the names of other reporting issuers on which our directors serve as a director (or the equivalent):

Director	Names of Other Reporting Issuers
John A. Brussa

Calmena Energy Services Inc., Chinook Energy Inc., Cirrus Energy Corporation, Crew Energy Inc., Deans Knight Income Corporation, Enseco Energy Services Corp., Galleon Energy Inc., Just Energy Group Inc., Midway Energy Ltd., North American Energy Partners Inc., Orleans Energy Ltd., Penn West Petroleum Ltd., Pinecrest Energy Inc., Progress Energy Resources Corp., Storm Resources Ltd., WestFire Energy Ltd. and Yoho Resources Inc.

Raymond T. Chan	TMX Group Inc. and WestFire Energy Ltd.
Edward Chwyl	Karel Capital Corporation and WestFire Energy Ltd.
Naveen Dargan	Trinidad Drilling Ltd.
R.E.T. (Rusty) Goepel	Amerigo Resources Ltd., AutoCanada Inc., Spur Ventures Inc. and Telus Corporation
Anthony W. Marino	None
Gregory K. Melchin	ENMAX Corporation and Total Energy Services Inc.
Dale O. Shwed	Crew Energy Inc.

Meeting Attendance

The following is a summary of attendance of our directors at meetings of our Board and its committees during the year ended December 31, 2010.

	Meetings Attended / Meetings Held
Name	Board	Audit Committee	Compensation Committee	Reserves Committee	Nominating and Governance Committee	Overall Attendance
John A. Brussa	9/9	-	2/2	2/2	1/1	100%
Raymond T. Chan (1)	9/9	5/5	2/2	2/2	1/1	100%
Edward Chwyl	9/9	-	2/2	2/2	1/1	100%
Naveen Dargan	9/9	6/6	2/2	-	1/1	100%
R.E.T. (Rusty) Goepel	8/9	5/6	-	-	-	86%
Anthony W. Marino (1)	9/9	5/5	2/2	2/2	-	100%
Gregory K. Melchin	9/9	6/6	-	-	-	100%
Dale O. Shwed	9/9	-	-	2/2	-	100%

 Note:

(1)
During 2010, Mr. Chan served as our Executive Chairman and Mr. Marino served as our President and Chief Executive Officer.  In these capacities, they are typically invited to attend all committee meetings.

Board Mandate

Our Board, either directly or through its committees, is responsible for the stewardship of Baytex.  A copy of the mandate of our Board is attached as Schedule "A" hereto.

Board Committees

Our Board has four committees: the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and the Reserves Committee, all members of whom are independent directors.  No separate committees have been established to deal with health, safety and environmental matters as the Board has retained overall responsibility for them.

 Audit Committee

The members of the Audit Committee are Naveen Dargan (Chairman), R.E.T. (Rusty) Goepel and Gregory K. Melchin.  The committee's mandate includes:

•
reviewing financial statements, management's discussion and analysis, annual information forms and all public disclosure containing audited or unaudited financial information prior to submission to our Board for approval;

•	recommending to the Board the appointment of external auditors and the terms of their engagement;

•	overseeing the work of the external auditors, including meeting with the external auditors independently of our management;

•	reviewing and discussing accounting and reporting policies and changes in accounting principles;

•	reviewing with the external auditors our internal control systems and procedures; and

•	reviewing risk management policies and procedures.

 Compensation Committee

The members of our Compensation Committee are Edward Chwyl (Chairman), John A. Brussa and Naveen Dargan.  The committee's mandate includes:

•
reviewing on a periodic basis the compensation policies and practices and overall philosophy of Baytex and, where appropriate, make recommendations to the Board regarding substantive changes to such compensation policies and practices and overall philosophy;

•	reviewing and recommending to the Board the retainers and fees to be paid to members of the Board;

•	reviewing on an annual basis the performance of the President and Chief Executive Officer of the Corporation (the "CEO");

•
determining and approving the compensation and benefits package and bonuses for each of the officers of Baytex and, in connection therewith, to receive and consider the CEO's recommendations for, and appraisal of the performance of, the other officers;

•
with respect to the compensation and benefits package and bonuses to be paid to the non-officer employees of Baytex, receiving and considering the recommendation of the CEO and determining and approving such compensation and benefits package and bonuses (with the allocation thereof to specific employees to be made by the CEO);

•	reviewing the CEO's recommendations for the type of long-term incentive plans to be utilized by Baytex and making recommendations in respect thereof to the Board;

•	administering our long-term incentive plans;

•	considering performance objectives for the ensuing year for the CEO and, if appropriate, the other officers of Baytex; and

•
preparing and recommending to the Board any required disclosures of compensation practices to be included in our information circular - proxy statement, or such other document as may be required under applicable securities laws or otherwise.

Other than participation in an annual energy industry compensation survey conducted by Mercer Human Resources Consulting (an independent compensation consultant), a compensation consultant or advisor has not, at any time during the year ended December 31, 2010, been retained to assist in determining compensation for any of our directors and officers.  See also "Compensation Discussion and Analysis" above.

Nominating and Governance Committee

The members of our Nominating and Governance Committee are John A. Brussa (Chairman), Edward Chwyl and Naveen Dargan.  The committee's mandate includes:

•	reviewing on a periodic basis the composition of the Board and its committees;

•	assessing on a periodic basis the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors and considering the appropriate size of the Board;

•	recommending suitable candidates as nominees for election or appointment as directors;

•	developing, for the review and approval of the Board, a mandate for the Board and each of its committees;

•
developing, for the review and approval of the Board, position descriptions outlining the duties and responsibilities of the Executive Chairman of the Board, the Lead Independent Director, the Chair of each of the Board committees and the CEO;

•
developing, for the review and approval of the Board, a code of business conduct and ethics, disclosure policy, insider trading policy and ownership guidelines for the Executive Chairman, the CEO and the independent directors; and

•	preparing and recommending to the Board any required disclosures of governance practices to be included in our information circular - proxy statement.

Reserves Committee

The members of our Reserves Committee are Dale O. Shwed (Chairman), John A. Brussa and Edward Chwyl.  The committee's mandate includes:

•
providing a recommendation to the Board as to the appointment of an independent qualified reserves evaluator or auditor (the "Independent Evaluator") to prepare an estimate of our proved and probable reserves and related future net revenue (the "Reserves Data") as at the last day of our financial year;

•	if a change in the Independent Evaluator is proposed, determining the reason(s) therefor and whether there have been any disputes with management;

•
with respect to the annual estimate of the Reserves Data prepared by the Independent Evaluator:  (a) reviewing the scope of work of the Independent Evaluator; (b) reviewing the procedures for providing information to the Independent Evaluator; (c) reviewing the estimate of the Reserves Data prepared by the Independent Evaluator, including the major assumptions used in preparing such estimate; (d) reviewing any material changes in the Reserves Data from the prior year; (e) meeting separately with management and the Independent Evaluator to determine whether any restrictions placed by management affected the ability of the Independent Evaluator to report without reservation on the Reserves Data; and (f) providing a recommendation to the Board as to whether to approve the report on the Reserves Data prepared by the Independent Evaluator;

•
providing a recommendation to the Board as to whether to approve the content and/or filing of the annual statement of the Reserves Data and other information prescribed by applicable securities laws, including any reports of the Independent Evaluator and of management in connection therewith; and

•
reviewing all matters relating to the preparation, disclosure and/or filing of information related to our reserves and making a recommendation to the Board as to whether to approve the disclosure and/or filing of such information.

Orientation and Continuing Education

No formal education program currently exists for the orientation of new directors.  Existing directors provide orientation and education to new members on an informal and ad hoc basis.  In addition, new directors of Baytex are given copies of the mandate of the Board and each of our committees, our corporate policies, our by-laws as well as agendas and minutes of the Board and committee meetings for the preceding 12 months.  In addition, new directors receive a presentation by management on our business.

No formal continuing education program currently exists for our directors.  Each of our directors has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.  However, as part of their continuing education, our Board receives management presentations with respect to the operations and risks of our business in connection with our annual budgeting and planning process.  In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

Directors Retirement Plan

We do not have a directors retirement plan.

Ethical Business Conduct

Our Board has adopted a code of business ethics applicable to all members of Baytex, including directors, officers and employees (the "Code").  A copy of the Code is accessible on the SEDAR website at www.sedar.com (filed February 6, 2009) and on our website at www.baytex.ab.ca.  Each employee, consultant, officer and director is required to confirm annually that he or she has read, understood and complied with the Code.  Any reports of variance from the Code will be reported to the Board.  There have been no material change reports filed since the beginning of the year ended December 31, 2010, that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.  Our Board has also adopted a code of ethics for our principal executive officer and senior financial officers, a copy of which is accessible on our website at www.baytex.ab.ca.

In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and abstain from voting on any resolution to approve the contract or transaction.

Our Audit Committee has also adopted a statement on reporting ethical violations which provides employees, contractors and suppliers with the ability to report, on a confidential and anonymous basis, any violations within our organization, including, without limitation, criminal conduct, falsification of financial records or unethical conduct.  Our Board believes that providing a forum for employees, contractors and suppliers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness foster a culture of ethical conduct.  A copy of our statement on reporting ethical violations is accessible on our website at www.baytex.ab.ca.

Nomination of Directors

The Nominating and Governance Committee, which is composed entirely of independent directors, is responsible for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for appointment or election at the next annual meeting of shareholders.  This committee has written Terms of Reference that clearly establish the committee's purpose, responsibilities, membership qualification, appointment and removal, structure and operations, and manner of reporting to the Board.

In making its recommendations respecting the nomination of a director, the committee considers, among other factors, the competencies and skills the Board needs to possess as a whole, the competencies and skills that each existing director possesses and the competencies and skills each new nominee will bring to his position. The committee also considers whether or not each new nominee can devote sufficient time and resources to his duties as a board member.

Assessments

In 2010, the Lead Independent Director met individually with each of the directors to discuss the performance and effectiveness of the Board and its committees and to request input on how the Board and its committees could operate more effectively.

In March 2010, under the direction of the Nominating and Governance Committee, each director completed a confidential survey designed to provide directors with an opportunity to evaluate how effectively the Board and its committees are operating and to provide constructive input for the improvement of the Board and its committees.  The survey results were summarized under the direction of the Nominating and Governance Committee and reported to the Board.

Position Descriptions

Our Board has developed written position descriptions for the Executive Chairman of the Board, the Lead Independent Director, the chairman of each of the committees of the Board and the CEO.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, there were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since the beginning of our last financial year, or in any proposed transaction, which has affected or would materially affect us.

INTEREST OF CERTAIN PERSONS AND COMPANIES

IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, except as disclosed herein.

ADDITIONAL INFORMATION

Our financial information is provided in our annual audited consolidated financial statements for the year ended December 31, 2010 and the related management's discussion and analysis of operating and financial results, which are contained in our 2010 annual report.  Our annual information form also contains disclosure relating to our Audit Committee and the fees paid to Deloitte & Touche LLP in 2010.  Copies of our annual report, annual information form, subsequent interim financial statements and this information circular - proxy statement may be obtained on request without charge from the Corporate Secretary of Baytex Energy Corp. at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, telephone (587) 952-3000.  These documents and other information relating to us are accessible on the SEDAR website at www.sedar.com.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual meeting.  However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

Dated: March 31, 2011

SCHEDULE "A"

BAYTEX ENERGY CORP.

BOARD OF DIRECTORS

MANDATE AND TERMS OF REFERENCE

 ROLE AND OBJECTIVE

The Board of Directors (the "Board") of Baytex Energy Corp. (the "Corporation") is responsible for the stewardship of the Corporation and any other subsidiary entities of the Corporation.  In this Mandate and Terms of Reference, the Corporation and its subsidiary entities are collectively referred to as "Baytex".  In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Baytex.

The objectives of the Board are to:

•	in consultation with the President and Chief Executive Officer of the Corporation (the "CEO"), define the principal objectives of Baytex;

•	supervise the management of the business and affairs of Baytex with the goal of achieving the principal objectives of Baytex;

•	discharge the duties imposed on the Board by applicable laws; and

•	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

 MEMBERSHIP

1.
The Board shall be comprised of not less than three members a majority of whom are "independent" directors (within the meaning of National Instrument 58-101 "Disclosure of Corporate Governance Practices").

2.
The shareholders of the Corporation are entitled to nominate for election all of the members of the Board, to hold office until the close of the next annual meeting, by a vote at a meeting of shareholders.  In accordance with the articles and by-laws of the Corporation, the members of the Board then in office have the authority to appoint additional directors and fill vacancies on the Board.

3.	The members of the Board should have or obtain sufficient knowledge of Baytex and the oil and gas business to assist in providing advice and counsel on relevant issues.

4.
Board members should offer their resignation from the Board to the Executive Chairman of the Board (the "Executive Chairman") following a change in personal circumstances which would reasonably interfere with their ability to serve as a Board member or reflect poorly on Baytex (for example, finding by a Court of fraud or conviction under Criminal Code or securities legislation).

 RESPONSIBILITIES

Without limiting the generality of the foregoing, the Board will perform the following duties:

Strategic Direction and Capital and Financial Plans

1.	Require the CEO to present annually to the Board a strategic plan and annual operating and capital plans for Baytex's business, which plans must:

(a)	be designed to achieve Baytex's principal objectives;

(b)	identify the principal strategic and operational opportunities and risks of Baytex's business; and

(c)	be approved by the Board as a pre-condition to the implementation of such plans.

2.
Review Baytex's progress towards the achievement of the goals established in the strategic, operating and capital plans and, if necessary, revise and alter such plans in light of changing circumstances.

3.	Approve acquisitions and dispositions in excess of expenditure limits established by the Board.

4.	Monitor the appropriateness of Baytex's capital structure, including:

(a)	approving the borrowing of funds and the establishment of credit facilities; and

(b)	approving issuances of additional shares or other securities of the Corporation, including securities convertible into shares, to the public and any offering documents, such as prospectuses.

5.	Approve the cash dividends to be paid on the shares of the Corporation.

6.	Approve all matters relating to a take-over bid for the securities of the Corporation.

Finances and Controls

1.
Identify the principal risks of Baytex's business, take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks and periodically evaluate the appropriateness of such systems.

2.
Ensure systems are in place for the implementation and maintenance of the integrity of Baytex's internal control and information systems, including maintenance of all required records and documentation.

3.	In consultation with the CEO, establish the limits of management's authority and responsibility in conducting Baytex's business.

4.
In consultation with the CEO, establish a disclosure policy for Baytex with the objective of ensuring that all financial information made public by the Corporation (including its annual and interim financial statements) is accurate and complete and fairly presents its financial position and performance.

5.	Ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis.

6.	Ensure that information relating to the Corporation's oil and natural gas activities is prepared and disclosed in accordance with applicable securities laws.

7.
In consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Baytex and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards.

8.	Require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Baytex and its officers and employees.

9.	Approve any material contracts to be entered into by Baytex.

10.	Recommend to the shareholders of the Corporation a firm of chartered accountants to be appointed as its auditors.

Human Resources

1.	Monitor overall human resources policies and procedures, including compensation and succession planning.

2.	Develop a position description for the CEO.

3.	Appoint the CEO and determine the terms of the CEO's employment with Baytex.

4.	Evaluate the performance of the CEO at least annually.

5.	In consultation with the CEO, appoint all officers of the Corporation and approve the terms of each officer's employment.

6.	Develop a system under which succession to senior management positions will occur in a timely manner.

7.	Approve any proposed significant change in the management organization structure of Baytex.

8.	Approve all retirement plans for officers and employees of Baytex.

9.	Review annually the adequacy and form of the compensation of directors.

Governance

1.	Develop position descriptions for the Executive Chairman and the Lead Independent Director.

2.	Select nominees for election to the Board.

3.	Facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

(a)	appointing an Executive Chairman and Lead Independent Director of the Board;

(b)	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

(c)	defining the mandate and terms of reference for each committee of the Board;

(d)	developing a position description for the chair of each committee of the Board

(e)
ensuring that processes are in place and are utilized to assess the effectiveness of the Executive Chairman and the Lead Independent Director of the Board, the Board as a whole, each committee of the Board and each director; and

(f)	establishing a system to enable any director to engage an outside adviser at the expense of the Corporation.

4.	Review annually the composition of the Board and its committees.

General

1.	The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

2.	The Board shall have the authority to review any corporate report or material and to investigate any activity of Baytex and to request any employees to cooperate as requested by the Board.

 MEETINGS AND ADMINISTRATIVE MATTERS

1.
At all meetings of the Board every question shall be decided by a majority of the votes cast.  In case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

2.
The Executive Chairman shall preside at all meetings of the Board, unless the Executive Chairman is not present, in which case the Lead Independent Director shall act as chairman for purposes of the meeting.

3.	A quorum for meetings of the Board shall be a majority of its members. The rules for calling, holding, conducting and adjourning meetings of the Board are contained in the by-laws of the Corporation.

4.	Meetings of the Board should be scheduled to take place at least three times per year and at such other times as the Executive Chairman may determine.

5.	Agendas, approved by the Executive Chairman, shall be circulated to Board members along with background information on a timely basis prior to the Board meetings.

6.
The Board may invite those officers, directors and employees of the Corporation and its subsidiary entities as it may see fit from time to time to attend at meetings of the Board and assist thereat in the discussion and consideration of the matters being considered by the Board, provided that the CEO and the Chief Financial Officer of the Corporation shall attend all meetings of the Board, unless otherwise excused from all or part of any such meeting by the chairman of the meeting.

7.	At each meeting of the Board, an opportunity will be provided for the independent members of the Board to meet without the non-independent members of the Board and members of management being present.

8.	Minutes of the Board's meetings will be recorded and maintained and made available to any Board member upon request.

9.	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

Approved by the Board of Directors on February 28, 2011